Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States

25 March 2013

Dear Ms. Blye,

Re:	Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended March 31, 2012
Filed June 1, 2012
File No. 1-10086

Vodafone Group Public Limited Company (the “Company”) acknowledges receipt of your comment letter dated 26 February 2013 with respect to the above referenced filing (the “Comment Letter”).

Following its initial request of an extension until 26 March 2013 to respond to the Comment Letter, the Company respectfully requests an additional extension of ten business days in order to permit sufficient time for an internal review of its response at the appropriate levels of the Company. The Company hereby submits such request and confirms that it will respond to the comment of the Staff set forth in the Comment Letter on or before 9 April 2013.

The Company appreciates your cooperation in extending the deadline for its response.

Yours sincerely,

Vodafone Group Public Limited Company

By:	/s/ Rosemary E.S. Martin
Rosemary E.S. Martin
Group General Counsel and Company Secretary

cc:                              Larry Spirgel, Securities and Exchange Commission

Pradip Bhaumik, Securities and Exchange Commission